UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTEGRATED WELLNESS ACQUISITION CORP

(Name of Registrant)

Cayman Islands	001-41131	98-1615488
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

59 N. Main Street, Suite 1, Florida, NY 10921

(Address of Principal Executive Offices)

(845) 651-5039

(Registrant’s Telephone Number)

Approximate Date of Mailing: February 1, 2024

INTEGRATED WELLNESS ACQUISITION CORP
59 N. Main Street, Suite 1
Florida, NY 10921
Telephone: (845) 651-5039

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

February 1, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF INTEGRATED WELLNESS ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Integrated Wellness Acquisition Corp (the “Company”) at the close of business on February 1, 2024 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement.

This Information Statement will be mailed to our shareholders of record on or about February 1, 2024.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreement

On November 8, 2023, the Company entered into a purchase agreement (the “Purchase Agreement”) with IWH Sponsor LP, a Delaware limited partnership, the Company’s prior sponsor (the “Prior Sponsor”) and Sriram Associates, LLC (the “Acquirer”), pursuant to which, the Prior Sponsor agreed to transfer to the Acquirer or its affiliates (i) 2,012,500 of the Company’s Class B Ordinary Shares and (ii) 4,795,000 of the Company’s private placement warrants for a total purchase price of one dollar (the “Transfer”). In connection with the Transfer, the Acquirer was entitled, in its sole discretion, to replace any officers or directors to the Company and the Company agreed to take such actions necessary to effectuate such changes (the “Management Change”). The Transfer, the Management Change and the other transactions contemplated by the Purchase Agreement are hereinafter referred to as the “Sponsor Handover.”

In connection with the Sponsor Handover, the Acquirer agreed to assume (i) certain vendor payables currently outstanding by the Company; (ii) the costs and expenses associated with the monthly extensions of the Company until December 13, 2023 including monthly payments of $160,000; (iii) the costs and expenses for the Company to take all actions necessary to file a proxy statement and hold a shareholders meeting prior to December 13, 2023 in order to extend the term of the Company until December 13, 2024 structured in such manner as requested by the Acquirer. The Acquirer also agreed to (i) cause the Company to satisfy all of its public company reporting requirements; (ii) pay the Directors and Officers insurance premiums to extend the Company’s existing Directors and Officers insurance policy; and (iii) pay all outstanding legal fees owed by the Company at or before a business combination.

On February 1, 2024, the parties consummated the Transfer.

Based on 4,255,117 Class A Ordinary Shares and 2,875,000 Class B Ordinary Shares outstanding on the date of this Information Statement, the New Sponsor holds 2,012,500 Class B Ordinary Shares, or 70% of the outstanding Class B Ordinary Shares, and 28.2% of the outstanding Ordinary Shares (not including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants that will be owned by the New Sponsor); and the Prior Sponsor holds 862,500 Class B Ordinary Shares, or 30% of the outstanding Class B Ordinary Shares, and 12.1% of the outstanding Ordinary Shares (not including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants that will be owned by the Prior Sponsor).

There is no family relationship or other relationship between the Company and the New Sponsor.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, among other things, new members of the Board of Directors and a new management team (comprising Suren Ajjarapu, Binson Lau, Matthew Malriat, John Zhong Chen, Yueh Eric Seto, Donald Fell, Michael Peterson, (the “Designees”)) for the Company would be appointed by the existing Board of Directors (other than Suren Ajjarapu) and the existing members of the Board of Directors and the existing management team (comprising Steven Schapera, Antonio Varano Della Vergiliana, James MacPherson, Robert Quandt, Gael Forterre, Scott Powell and Hadrien Forterre) would resign, which would be effective 10 days after the mailing of this Information Statement to the holders of record of our Ordinary Shares (the “Director and Officer Handover Date”).

As a result of the foregoing, on the Director and Officer Handover Date, all of the current officers and directors of the Company (other than Suren Ajjarapu) will be replaced by newly appointed officers and directors, and the Designees and Suren Ajjarapu will then constitute the entire Board of Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.

All information in relation to the New Sponsor and the Designees included in this Information Statement is included therein in reliance on representations made to the Company by the New Sponsor.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The current directors and officers of the Company are as described below under “Directors and Executive Officers - Current Directors and Executive Officers”. The Designees, as described under Directors and Executive Officers - Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement, will replace the current directors and officers of the Company (other than Suren Ajjarapu). This change is expected to occur on the Director and Officer Handover Date.

To the Company’s knowledge, based on representations from the New Sponsor, during the past 10 years, none of the Designees have been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES

As of the date of this Information Statement, the authorized share capital of the Company is (i) 479,000,000 Class A Ordinary Shares of a par value of $0.0001 each (the “Class A Ordinary Shares”), (ii) 20,000,000 Class B Ordinary Shares of a par value of $0.0001 each (the “Class B Ordinary Shares”) and (iii) 1,000,000 preference shares of a par value of $0.0001 each. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this Information Statement, there are (i) 4,255,117 Class A Ordinary Shares outstanding, and (ii) 2,875,000 Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are 6,850,000 private placement warrants outstanding (exercisable, in certain circumstances, for one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment) (the “Private Placement Warrants”) and 5,750,000 public warrants outstanding (which were issued as part of the units sold in the initial public offering (the “IPO”)).

The amended and restated memorandum and articles of association, as amended, of the Company as in effect (the “Current Charter”) on the date of this Information Statement provide that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of record of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of record our Class A Ordinary Shares will not be entitled to vote on the appointment of directors during such time. Holders of our Ordinary Shares have no cumulative voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Title
Steven Schapera	64	Chief Executive Officer, Director
Antonio Varano Della Vergiliana	66	Chairman of the Board
James MacPherson	55	Chief Financial Officer and Director
Robert Quandt	44	Chief Operating Officer and Director
Gael Forterre	43	Director
Scott Powell	51	Director
Hadrien Forterre	35	Director
Suren Ajjarapu	53	Director

Steven Schapera, our director since inception and our Chief Executive Officer since August 3, 2021, has more than 25 years of international experience in founding, scaling, operating and exiting successful businesses in the health, beauty and wellness industries. Since July 2022, Mr. Schapera has served as Chairman of the board of directors of Tertre Rouge Assets Plc (LSE: TRA). Mr. Schapera has been an operating partner with Capital D, Management LLP, a private equity firm focused on investing in disruptive mid-market businesses, since January 2018. Mr. Schapera served on the board of directors of Invincible Brands GmbH, a consumer branding company focusing on health, beauty and fitness products, between January 2018 and September 2022. Between September 2019 and June 2022, Mr. Schapera served as Chairman of Crowd Media Holdings Ltd. (ASX:CM8), and since May 2021 he also has served as Chairman of SIMRIS Inc. (SIMRIS-B.ST), a biotech company devoted to sustainable development and production of products and ingredients from farmed microalgae. Mr. Schapera has also served on the board of directors of Wild Nutrition Limited since May 2017 and served on the board of directors of Wellfully Ltd between August 2017 and December 2022. Mr. Schapera was the co-founder of the BECCA Cosmetics group in 2001 and initiated and managed the partial sale of BECCA to Luxury Brand Partners in 2012, which in turn led to the subsequent sale of BECCA to Estée Lauder in 2016. We believe he is well qualified to serve on our board of directors due to his extensive experience in founding, scaling, operating and exiting successful brand-oriented businesses in the health, beauty and wellness space.

Antonio Varano Della Vergiliana, our director since inception and our Chairman since August 3, 2021, has more than thirty years of experience in the health and beauty industries, including working with companies focused on skin care, color cosmetics, and supplements. Between July 2018 and March 2022, Mr. Varano served as the Chairman of the board of directors of Wellfully Ltd. (ASX: WFL), a fully-integrated science based wellness company. Mr. Varano was the founder and served as a member of the board of directors of Artedomus, a leading Australian supplier of goods for commercial and residential architectural projects, from October 1985 to January 2022. Mr. Varano has served on the board of directors of New Hampton Technologies, LLC, a motorcycle security device manufacturer, since April 2006. Mr. Varano has also served on the board of directors of Path Group Inc., a software-as-a-service company, since October 2017. Mr. Varano was previously the Chairman of the BECCA Cosmetics group from 2001 to 2012 until its sale to Luxury Brand Partners and subsequent sale to Estée Lauder in 2016. Mr. Varano received his M.B.A from the University of Western Australia. We believe he is well qualified to serve on our board of directors due to his extensive experience in strategy, entrepreneurship, business development and management.

James MacPherson, our Chief Financial Officer since August 3, 2021 and one of our directors since December 2021, is experienced in developing financial and supply chain capabilities for hyper-growth organizations. Mr. MacPherson has served as a member of the board of directors for the International Beauty Association since July 2021. Mr. MacPherson initiated and managed the public company readiness program for Olaplex, Inc., resulting in the company filing a registration statement for its initial public offering in August 2021. Mr. MacPherson served as the Chief Financial Officer of Olaplex, Inc., where he was responsible for all finance, supply chain and IT functions, from May 2020 to June 2021 and as Senior Advisor from June 2021 to August 2021. Mr. MacPherson also served as the Chief Financial Officer and Chief Operating Officer of the BECCA Cosmetics group from August 2011 through November 2016 when the company was acquired by The Estee Lauder Companies Inc. Mr. MacPherson was also the Chief Financial Officer of Carol’s Daughter from August 2008 to July 2011 and the Chief Financial Officer of GoSmile, Inc. from March 2006 to July 2008. Mr. MacPherson worked for The Estee Lauder Companies Inc. (Clinique) in a succession of finance and sales leadership roles from August 1997 to July 2003. Mr. MacPherson earned a B.S. (Honors) in Accounting and an M.B.A. in both Finance and Information Systems from the Stern School of Business at New York University. We believe he is well qualified to serve on our board of directors due to his extensive experience in scaling business and driving financial performance in consumer goods companies in the beauty sector.

Robert Quandt, our Chief Operating Officer since August 3, 2021 and one of our directors since December 2021, has significant experience in business operations, finance and strategy. Mr. Quant serves as a Managing Director of JCL Investments, a Berlin-based private investment firm focusing on start-up companies, since August 2019. Mr. Quant has served on the board of directors of listed company SIMRIS Inc. since May 2021. Mr. Quant served as Chief Financial Officer and Chief Operating Officer for Invincible Brand from March 2017 to July 2019. From September 2019 to June 2021, Mr. Quant served as consultant and director of listed company Crowd Media Holdings Ltd. From January 2005 to August 2014, Mr. Quant served as a strategy consultant and Principal at Booz & Company. From August 2015 to February 2017, Mr. Quant served as the strategy lead at Linde AG for their North America and South America businesses. Mr. Quant earned a Master degree in Industrial Management of Technical University from Berlin. We believe he is well qualified to serve on our board of directors due to his extensive experience in finance and operations.

Gael Forterre, one of our directors since December 2021, has served as the Chief Commercial Officer of VolitionRx Limited since January 2021, and he has been a managing partner of Armori Capital Management LLC since October 2013. Mr. Forterre served as a director of Path Education Inc., an education technology company that consummated a business combination with Path Group Inc., an Australian blank-check company (“Path”), in May 2021. Mr. Forterre also served as Path’s Chief Financial Officer from January 2018 to December 2018 and as Path’s Chief Executive Officer from January 2019 to December 2020. Mr. Forterre is the co-founder of Article22, a design-focused social enterprise, and he also served on its board of directors from July 2013 to June 2021. Mr. Forterre started his career in February 2004 as a hedge fund analyst for an event-driven fund managed by Systeia Capital Management and then joined Alteram Asset Management in March 2005. In September 2005, Mr. Forterre joined the commodity derivative team at BNP Paribas in their New York office. Mr. Forterre earned a Master’s Degree in finance from Sorbonne Paris I and a double M.B.A from Columbia Business School and the London Business School. Mr. Forterre is the brother of Hadrien Forterre, one of our directors. We believe he is well qualified to serve on our board of directors due to his extensive experience in investing in and supporting fast growing companies.

Scott Powell, one of our directors since December 2021, has served as Head of Investor Relations for VolitionRx Limited (NYSE American: VNRX), a company focused on developing blood-based diagnostic tests for detecting and diagnosing cancer and other diseases, since May 2014 and as Chief Financial Officer of Volition America, Inc. since February 2017. Since January 2019, he has served as the President and Chief Executive Officer of Skyline Corporate Communications Group, LLC, an investor relations and corporate communications agency. From December 2009 to February 2013, he served as a Managing Director for MZ Group, an independent investor relations agency, and from July 2014 to May 2015, he served as the U.S. investor relations representative for Himax Technologies, Inc. (Nasdaq: HIMX). Mr. Powell also served as Director of Investor Relations for China Hydroelectric Corporation (formerly NYSE: CHC) from March 2013 to July 2014. From August 2009 and December 2009, he was an investment banker with Brean Capital, LLC, and from October 2006 to August 2008, he was an investment banker with Westminster Securities in New York City. Mr. Powell was formerly an Adjunct Assistant Professor at Fordham University’s Gabelli Graduate School of Business from September 2013 to December 2017. Mr. Powell earned a Certificate in General Business from Columbia University, a Ph.D. and a Master of Arts from Brown University and a Bachelor of Science in Business Administration from Bryant University. We believe he is well qualified to serve on our board of directors due to his extensive experience in capital markets, finance, corporate communications, and investor relations.

Hadrien Forterre, one of our directors since December 2021, has served as the General Counsel and Vice President of Strategic Projects at Pathify Holdings Inc. since September 2020. Mr. Forterre was formerly an associate at Arendt & Medernach SA in Luxembourg from August 2012 and August 2014 and at Herbert Smith Freehills LLP in London from August 2014 and January 2018, where he advised clients on a range of transactions, including fund formation, initial public offerings, mergers and acquisitions and related financings. Mr. Forterre served as legal and business advisor to Wellfully Ltd from September 2018 to December 2019. Mr. Forterre earned a Master of Laws from University Paris Nanterre, an L.L.M. from Duke University and an M.B.A from Columbia University. Mr. Forterre is the brother of Gael Forterre, one of our directors. We believe he is well qualified to serve on our board of directors due to his extensive experience in corporate transactions (including initial public offerings and mergers and acquisitions) and investor relations.

Suren Ajjarapu, one of our directors since January 2024, has served as a director and Chief Executive Officer and Chairman of Semper Paratus Acquisition Corp since June 2023. In addition to his involvement with Semper Paratus Acquisition Corp, Mr. Ajjarapu has served as Chief Executive Officer and Chairman of PowerUp Acquisition Corp. (Nasdaq: PWUP), a special purpose acquisition company, since August 2023, Chief Executive Officer and Chairman of Kernel Group Holdings, Inc. (Nasdaq:KRNL), a special purpose acquisition company, since December 2022, and Chief Executive Officer and Chairman of OceanTech Acquisitions I Corp. (Nasdaq: OTEC), a special purpose acquisition company, since March 2023. Mr. Ajjarapu currently serves Trxade Health, Inc. (Nasdaq: MEDS), a health services information technology company, as Chairman of the Board, Chief Executive Officer and Secretary and has served in these roles since its acquisition of Trxade Group, Inc., a Nevada corporation (“Trxade Nevada”) on January 8, 2014, and as the Chairman of the Board, Chief Executive Officer and Secretary of Trxade Nevada since its inception in 2013. Mr. Ajjarapu is also currently serving as a director of Ocean Biomedical Inc. (Nasdaq: OCEA) (f.k.a. Aesther Healthcare Acquisition Corp.), a biopharmaceutical company. Mr. Ajjarapu has also served on the Board of Directors of Kano Energy, Inc which is involved in developing renewable natural gas sites in the United States, since 2018 and as Chairman of the Board of Directors of Feeder Creek Group, Inc., a company involved in developing renewable natural gas sites in Iowa, since 2018. Mr. Ajjarapu was also a Founder, CEO and Chairman of Sansur Renewable Energy, Inc., a company involved in developing wind power sites in the Midwestern United States, from 2009 to 2012. We believe Mr. Ajjarapu’s management experience paired with his entrepreneurial skills and public company experience make him a valuable member of the Board.

As part of the transactions contemplated by the Purchase Agreement, all the current directors and executive officers of the Company (other than Suren Ajjarapu) including Steven Schapera, Antonio Varano Della Vergiliana, James MacPherson, Robert Quandt, Gael Forterre, Scott Powell and Hadrien Forterre will resign from all respective positions with the Company. In addition, as part of the transactions contemplated by the Purchase Agreement, without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was incorporated on July 7, 2021, and selected December 31 as its fiscal year end. The Company held an annual meeting of its shareholders during its fiscal year ended December 31, 2023. During the fiscal year ended December 31, 2023, the Board of Directors passed six resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board of Directors may do so by directing a written request addressed to the Chairman of our Board of Directors at the address appearing on the first page of this Information Statement.

Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement

On the Director and Officer Handover Date, the Board of Directors will comprise Suren Ajjarapu, Binson Lau, John Zhong Chen, Yueh Eric Seto, Matthew Malriat, Donald Fell and Michael Peterson.

The following table sets forth information regarding the Company’s officers and directors with effect from the Director and Officer Handover Date.

Name	Age	Title
Binson Lau	46	Chairman of the Board of Directors
Suren Ajjarapu	53	Chief Executive Officer and Director
Matthew Malriat	37	Chief Financial Officer and Director
Yueh Eric Seto	50	Director
Donald Fell	77	Director
Michael Peterson	60	Director
John Zhong Chen	63	Director

Binson Lau has dealt with international manufacturers, retailers, and end-users in various industries for more than 10 years. He has a strong knowledge base in technology, grocery, farming, electronics, sports, commercial, consumer, and home products. Mr. Lau founded Btab Group Inc., an ecommerce company focusing on empowering small businesses, and served as its Chief Executive Officer and Chairman of the Board from November 2018 until the present. Since March 2023, Mr. Lau has served as Chief Executive Officer and Chairman of the Board of Btab Ecommerce Group, Inc. (OTC: BBTT), a holding company of five subsidiaries focusing on ecommerce, manufacturing and wholesale. Mr. Lau founded and has been serving as Chief Executive Officer and Director of Btab Group Australia, an ecommerce technology development company in Australia, since January 2015. He holds a bachelor’s degree in Commerce from Curtin University.  We believe he is well qualified to serve on our board of directors due to his extensive experience in various industries.

Suren Ajjarapu, one of our directors since January 2024, has served as a director and Chief Executive Officer and Chairman of Semper Paratus Acquisition Corp since June 2023. In addition to his involvement with Semper Paratus Acquisition Corp, Mr. Ajjarapu has served as Chief Executive Officer and Chairman of PowerUp Acquisition Corp. (Nasdaq: PWUP), a special purpose acquisition company, since August 2023, Chief Executive Officer and Chairman of Kernel Group Holdings, Inc. (Nasdaq:KRNL), a special purpose acquisition company, since December 2022, and Chief Executive Officer and Chairman of OceanTech Acquisitions I Corp. (Nasdaq: OTEC), a special purpose acquisition company, since March 2023. Mr. Ajjarapu currently serves Trxade Health, Inc. (Nasdaq: MEDS), a health services information technology company, as Chairman of the Board, Chief Executive Officer and Secretary and has served in these roles since its acquisition of Trxade Group, Inc., a Nevada corporation (“Trxade Nevada”) on January 8, 2014, and as the Chairman of the Board, Chief Executive Officer and Secretary of Trxade Nevada since its inception in 2013. Mr. Ajjarapu is also currently serving as a director of Ocean Biomedical Inc. (Nasdaq: OCEA) (f.k.a. Aesther Healthcare Acquisition Corp.), a biopharmaceutical company. Mr. Ajjarapu has also served on the Board of Directors of Kano Energy, Inc which is involved in developing renewable natural gas sites in the United States, since 2018 and as Chairman of the Board of Directors of Feeder Creek Group, Inc., a company involved in developing renewable natural gas sites in Iowa, since 2018. Mr. Ajjarapu was also a Founder, CEO and Chairman of Sansur Renewable Energy, Inc., a company involved in developing wind power sites in the Midwestern United States, from 2009 to 2012. We believe Mr. Ajjarapu’s management experience paired with his entrepreneurial skills and public company experience make him a valuable member of the management team and Board.

Matthew Malriat will serve as our Chief Financial Officer and one of our directors. Mr. Malriat is an active Certified Public Accountant (CPA) with over 10 years of experience in capital markets, corporate finance transactions, and audit services, including raising capital via IPOs, Special Purpose Acquisition Companies (SPACs), acquisitions and divestitures. He oversaw the SPAC mergers of Volta Inc. and Janus International Group, Inc., and after the mergers, he advised the new filers on SEC reporting and technical reporting matters as well including reviewing their financial statements. He has participated in various capacities on other similar transactions. Mr. Malriat’s transaction experience includes public and private transactions across a variety of end markets and product categories. He completed a secondment in Switzerland where he provided US GAAP and IFRS assurance and advisory services to public companies throughout Europe, Asia and the US. He is currently an audit contractor for Ernst & Young. Mr. Malriat holds both a B.S. in Accounting and Computer Science from West Chester University of Pennsylvania. We believe he is well qualified to serve on our board of directors due to his extensive experience in public and private transactions in a variety of industries.

Yueh Eric Seto is a seasoned business professional with over 16 years of expertise in navigating complex legal landscapes. In 2014, he co-founded Morley Chow Seto, an award-winning law firm in Hong Kong. He holds the distinguished title of a Preeminent Professional in Hong Kong, as recognized by Doyle’s 2019 Guide. Mr. Seto received a Bachelor of Commerce Degree majoring in Accounting from the University of Western Australia in 1996. He was also admitted as a lawyer of the Supreme Court of Western Australia in 2018. We believe he is well qualified to serve on our board of directors due to his extensive experience in the legal space and his knowledge in securities laws.

Donald Fell has a wealth of experience in the field of economics and business. Mr. Fell has served as a director of Semper Paratus Acquisition Corp since June 2023. Since March 2023, Mr. Fell has also served as a director of OceanTech Acquisitions I Corp. (Nasdaq: OTEC), a special purpose acquisition company. He is presently Professor and Institute Director for the Davis, California-based Foundation for Teaching Economics and adjunct professor of economics for the University of Colorado, Colorado, Springs. Mr. Fell also served as a director of Aesther Healthcare Acquisition Corp. (n/k/a Ocean Biomedical Inc. (Nasdaq: OCEA) from 2021 to February 2023. Mr. Fell has served as a director of Kernel Group Holdings, Inc., a special purpose acquisition company (Nasdaq: KRNL) since December 2022 and TRxADE HEALTH, INC since January 2014, as well as a director of Trxade Nevada since December 2013. From 1995 - 2012, Mr. Fell held positions with the University of South Florida as a member of the Executive MBA faculty, Director of Executive and Professional Education and Senior Fellow of the Public Policy Institute. He has also served as visiting professor of economics at the University of LaRochelle, France, and as adjunct professor of economics at both Illinois State University and The Ohio State University. Mr. Fell holds undergraduate and graduate degrees in economics from Indiana State University and is all but dissertation (ABD) in economics from Illinois State University. Through his work with the Foundation for Teaching Economics and the University of Colorado, Colorado Springs he has conducted graduate institutes on economic policy and environmental economics in 44 states, throughout Canada, the Islands and Eastern Europe. We believe he is well qualified to serve on our board of directors due to his extensive experience in working with public companies in a variety of industries.

Michael Peterson has served as a director of Semper Paratus Acquisition Corp since June 2023. Since March 2023, Mr. Peterson has also served as a director of OceanTech Acquisitions I Corp. (Nasdaq: OTEC), a special purpose acquisition company. Mr. Peterson has been serving as President, Chief Executive Officer and as a member of the Board of Directors of Lafayette Energy Corp. since April 2022. Beginning in September 2021, Mr. Peterson served as a member of the Board of Directors, Audit Committee (Chair), Compensation Committee and Nominating and Corporate Governance Committee of Aesther Healthcare Acquisition Corp. (NASDAQ: AEHA), a special purpose acquisition company that consummated a Business Combination in February 2023 and merged with Ocean Biomedical, Inc (NASDAQ: OCEA) (f.k.a Aesther Healthcare Acquisition Corp.) and continues to serve as an independent director of the merged company. Since December 2022, Mr. Peterson has also served as a director of Kernel Group Holdings, Inc., a special purpose acquisition company (NASDAQ: KRNL). Mr. Peterson has served as the president of Nevo Motors, Inc. since December 2020, which was established to commercialize a range extender generator technology for the heavy-duty electric vehicle market but is currently non-operational. Since May 2022, Mr. Peterson has served as a member of the Board of Directors and as the Chairperson of the Audit Committee of Trio Petroleum Corp., an oil and gas exploration and development company which is in the process of going public, since February 2021. Mr. Peterson has served on the board of directors and as the Chairman of the Audit Committee of Indonesia Energy Corporation Limited (NYSE American: INDO). Mr. Peterson previously served as the president of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan from June 2018 to June 2021. Mr. Peterson served as an independent member of the Board of Directors of TRxADE HEALTH, Inc. (formerly Trxade Group, Inc.) from August 2016 to May 2021 (Nasdaq: MEDS). Mr. Peterson served as the Chief Executive Officer of PEDEVCO Corp. (NYSE American: PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the US from May 2016 to May 2018. Mr. Peterson served as Chief Financial Officer of PEDEVCO between July 2012 and May 2016, and as Executive Vice President of Pacific Energy Development (PEDEVCO’s predecessor) from July 2012 to October 2014, and as PEDEVCO’s President from October 2014 to May 2018. Mr. Peterson joined Pacific Energy Development as its Executive Vice President in September 2011, assumed the additional office of Chief Financial Officer in June 2012, and served as a member of its board of directors from July 2012 to September 2013. Mr. Peterson formerly served as Interim President and CEO (from June 2009 to December 2011) and as director (from May 2008 to December 2011) of Pacific Energy Development, as a director (from May 2006 to July 2012) of Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company (NASDAQ:AMTX), and as Chairman and Chief Executive Officer of Nevo Energy, Inc. (NEVE) (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form in December 2008 (from December 2008 to July 2012). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President. Mr. Peterson received his MBA at the Marriott School of Management and a BS in statistics/computer science from Brigham Young University. We believe he is well qualified to serve on our board of directors due to his extensive experience in working with public companies in a variety of industries.

John Zhong Chen is currently the Founder and Chief Executive Officer of Western Iron Ore Pty Ltd, an Australian exploration company that was established in 2010 with a sole focus on iron ore in the Pilbara region of Western Australia, a role he has served in since 2010. Since 2020 , Dr. Chen served as Chief Executive Officer of HealthRegen Pty Ltd, a biotechnology/pharmaceutical company developing next generation and proprietary best-in-class therapies for people with type 1 diabetes. Dr. Chen held position with DiabCure Pty Ltd as Chief Executive Officer, a biotechnology/pharmaceutical Company developing next generation and proprietary best-in-class therapies for people with type 2 diabetes since 2020. Since 2020, Dr. Chen served as Chief Executive Officer of Probiomin Pty Ltd, a company that was established to develop, manufacture and distribute the diabetes complementary (CM) products on the global scale. Dr. Chen held positions with the Macquarie University as a Research Assistant from 1988-1990 and as a Research Assistant at The University of Western Australia from 1990-1994. Dr. Chen served as Founder and Chief Executive Officer at White Swan Trading Company, a retailer and wholesaler from 1993-2012. He joined Aussie Credit Capital Pty Ltd, which is a Credit Provider with a Credit Provider license in 2006 as Founder and Director and worked there till 2012. Dr. Chen was Chief Executive Officer at Western Coal Ply Ltd from 2010-2014. From 2012 to 2015, he also served as Chief Executive Officer of Australian Mining Resources Service Pty Ltd. Dr. Chen earned a degree of Doctor of Philosophy from Macquarie University, Sydney, Australia. He also holds a Doctor of Philosophy (Geology) from The University of Western Australia, Perth, Australia. We believe he is well qualified to serve on our board of directors due to his extensive experience in working with public companies in a variety of industries.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each Designee pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the Designees. In addition, based on representations from the New Sponsor, there are no material proceedings to which any Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number, Terms of Office and Appointment of Directors and Officers

The Board of Directors consists of seven members. Prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board of Directors for any reason, and holders of our public shares will not have the right to vote on the appointment of directors during such time. Each of our directors will hold office for a three-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Board of Directors by a majority of the holders of our Ordinary Shares (or, prior to our initial business combination, holders of Class B Ordinary Shares).

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. The Board of Directors is authorized to appoint persons to the offices set forth in the Current Charter as it deems appropriate. The Current Charter provides that our officers may consist of one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries, Secretary and such other offices as may be determined by the Board of Directors.

Board Leadership Structure and Role in Risk Oversight

Steven Schapera currently serves as our Chief Executive Officer and Antonio Varano Della Vergiliana as our Chairman of the Board of Directors. At present, we have determined that this leadership structure is appropriate for the Company due to our size and limited operations as a special purpose acquisition company. The Board recognizes that the leadership structure and separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and the Current Charter does not mandate a particular structure. This allows the Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board of Directors. The Board of Directors is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, report and provide relevant information directly to either the Board of Directors and/or the Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies relevant risks. The Board of Directors focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Director Independence

The NYSE listing standards require that a majority of the Board of Directors be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Designees have determined that, upon their appointments, John Zhong Chen, Yueh Eric Seto, Donald Fell and Michael Peterson will be “independent” directors as defined in the applicable NYSE listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have standing audit, compensation, and nominating and corporate governance committees of the Board of Directors.

Both our audit committee and our compensation committee currently are and, with effect from the Director and Officer Handover Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website at www.integratedwellnessholdings.com.

Audit Committee

We have established an audit committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our audit committee:

•	Michael Peterson in his capacity as Chairman;
•	Donald Fell in his capacity as a member; and
•	John Zhong Chen in his capacity as a member.

Each member of the audit committee is financially literate and the Designees have determined that Michael Peterson qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
•	monitoring the independence of the independent registered public accounting firm;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
•	appointing or replacing the independent registered public accounting firm;
•	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;
•	monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and
•	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

We have established a compensation committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our compensation committee:

•	Donald Fell in his capacity as Chairman;
•	Michael Peterson in his capacity as a member; and
•	John Zhong Chen in his capacity as a member.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
•	reviewing and approving the compensation of all of our other executive officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our nominating and corporate governance committee:

•	John Zhong Chen in his capacity as Chairman;
•	Michael Peterson in his capacity as a member; and
•	Donald Fell in his capacity as a member.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at a general annual meeting or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the Company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to the Board of Directors.

Code of Ethics

We have adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. Our Code of Ethics was filed as an exhibit to the Registration Statement on Form S-1 filed with the SEC in connection with the IPO. In addition, a copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”

Shareholder Communications

Following the change of control of the Board of Directors, our shareholders can send communications to the new Board of Directors by writing to the New Sponsor.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the New Sponsor), been involved in any of the following:

(1) a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
ii.	engaging in any type of business practice; or
iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any federal or state securities or commodities law or regulation; or
ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or
iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

As of the Record Date, there were 7,130,117 Ordinary Shares, consisting of 4,255,117 Class A Ordinary Shares and 2,875,000 Class B Ordinary Shares, issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

	Class A Ordinary Shares		Class B Ordinary Shares(2)		Approximate Percentage of Outstanding Ordinary Shares
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Steven Schapera	—	—	—	—	—
Antonio Varano Della Vergiliana	—	—	862,500	30%	12.1%
James MacPherson	—	—	862,500	30%	12.1%
Robert Quandt	—	—	—	—	—
Gael Forterre	—	—	—	—	—
Scott Powell	—	—	—	—	—
Hadrien Forterre	—	—	862,500	30%	12.1%
Suntone Investment Pty Ltd (New Sponsor)(3)	—	—	2,000,000	69.6%	28.1%
Suren Ajjarapu	—	—	12,500	*	*
Matthew Malriat	—	—	—	—	—
Binson Lau	—	—	—	—	—
John Zhong Chen	—	—	—	—	—
Yueh Eric Seto	—	—	—	—	—
Donald Fell	—	—	—	—	—
Michael Peterson	—	—	—	—	—
All directors and executive officers as a group prior to appointment of 14F Directors (8 individuals)	—	—	2,875,000	100%	40.3%
All directors and executive officers as a group (7 individuals) after appointment of 14F Directors	—	—	2,012,500	70%	28.2%

Other 5% Shareholders
IWH Sponsor LP (4)			862,500	30%	12.1%
Shaolin Capital Management LLC (5)	628,537	(5)	—	—	(5)
The Goldman Sachs Group, Inc. (6)	635,468	(6)	—	—	(6)
First Trust Capital Management L.P. (7)	432,354	10.2%	—	—	6.1%
Saba Capital Management, L.P. (8)	825,799	(8)	—	—	(8)
AQR Capital Management, LLC (9)	837,812	(9)	—	—	(9)

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Integrated Wellness Acquisition Corp, 59 N. Main Street, Suite 1, Florida, NY 10921.
(2)	Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B Ordinary Shares otherwise have the same rights as Class A Ordinary Shares, except that prior to our initial business combination, only Class B Ordinary Shares have the right to vote in the election of directors.
(3)	The shares reported in this row are held of record by the New Sponsor, Suntone Investment Pty Ltd, an Australian proprietary limited company. Jiang Hui Bao, the Chief Executive Officer of the New Sponsor, may be deemed to have beneficial ownership of the securities held of record by the New Sponsor but disclaims any such beneficial ownership except to the extent of her pecuniary interest therein.

(4)

The shares reported in this row are held of record by the Prior Sponsor, which is the record holder of 862,500 Class B Ordinary Shares. IWH Sponsor GP LLC is the general partner of the Prior Sponsor. Hadrien Forterre, Antonio Varano Della Vergiliana and Arcturus Holdings, LLC are the managing members of IWH Sponsor GP LLC. James MacPherson is the managing member of Arcturus Holdings, LLC. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by the Prior Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.

(5)	According to a Schedule 13G filed on February 14, 2023 by Shaolin Capital Management LLC (“Shaolin”) beneficially owns and has sole voting and dispositive power over 628,537 Class A Ordinary Shares. Shaolin serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd., with MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC, being managed accounts advised by the Shaolin. Those shares held by Shaolin were reported as of February 14, 2023, as stated in the Schedule 13G, which does not reflect any redemption of shares by Shaolin in connection with the extensions of the Company’s termination date from June 13, 2023 to December 13, 2023 (the “June Extension”) and from December 13, 2023 to December 13, 2024 (the “December Extension”) or any other transactions after February 14, 2023. Accordingly, the number of Class A Ordinary Shares and the percentages set forth in the table may not reflect Shaolin’s current beneficial ownership. The business address of Shaolin is 230 NW 24th Street, Suite 603, Miami, FL 33127.
(6)

According to a Schedule 13G filed by The Goldman Sachs Group, Inc. (“GSGI”) and Goldman Sachs & Co. LLC (“GS LLC”) on February 9, 2023, certain operating units of GSGI and its subsidiaries and affiliates beneficially own an aggregate 635,468 Class A Ordinary Shares and GSGI and GS LLC share voting and dispositive power over such shares. Those shares held by GSGI and GS LLC were reported as of February 9, 2023, as stated in the Schedule 13G, which does not reflect any redemption of shares by GSGI and GS LLC in connection with the June Extension or December Extension or any other transactions after February 9, 2023. Accordingly, the number of Class A Ordinary Shares and the percentages set forth in the table may not reflect GSGI and GS LLC’s current beneficial ownership. The business address of each of GSGI and GS LLC is 200 West Street, New York, NY 10282.

(7)	According to a Schedule 13G/A jointly filed on January 10, 2024 by First Trust Capital Management L.P. (“FTCM”), First Trust Capital Solutions L.P. (“FTCS”) and FTCS Sub GP LLC (“Sub GP”), FTCM is an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Services Trust II, specifically First Trust Multi-Strategy Fund and First Trust Merger Arbitrage Fund, (ii) Highland Capital Management Institutional Fund II, LLC and (iii) First Trust Alternative Opportunities Fund (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including the reported Class A Ordinary Shares) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of the Class A Ordinary Shares held in the Client Accounts. As of December 31, 2023, FTCM, FTCS and Sub GP collectively owned 432,354 Class A Ordinary Shares. FTCS and Sub GP may be deemed to control FTCM and therefore may also be deemed to be beneficial owners of the reported Class A Ordinary Shares. Those shares held by FTCM, FTCS and Sub GP were reported as of January 10, 2024, as stated in the Schedule 13G/A. The business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606.
(8)	According to a Schedule 13G/A filed on February 14, 2023, Saba Capital Management, L.P., Saba Capital Management GP, LLC, and Mr. Boaz R. Weinstein (collectively, the “Saba Reporting Persons”) hold 825,799 Class A Ordinary Shares. Those shares held by Saba Reporting Persons were reported as of November 10, 2022, as stated in the Schedule 13G/A, which does not reflect any redemption of shares by Saba Reporting Persons in connection with the June Extension or December Extension or any other transactions after November 10, 2022. Accordingly, the number of Class A Ordinary Shares and the percentages set forth in the table may not reflect Saba Report Person’s current beneficial ownership. The business address of each of the Saba Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
(9)	According to a Schedule 13G filed on February 14, 2023, AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC (collectively, the “AQR Reporting Persons”) beneficially own and share voting and dispositive power over 837,812 Class A Ordinary Shares. Those shares held by AQR Reporting Persons were reported as of February 14, 2023, as stated in the Schedule 13G/A, which does not reflect any redemption of shares by AQR Reporting Persons in connection with the June Extension or December Extension or any other transactions after February 14, 2023. Accordingly, the number of Class A Ordinary Shares and the percentages set forth in the table may not reflect AQR Report Person’s current beneficial ownership. The business address of each of the AQR Reporting Persons is One Greenwich Plaza, Greenwich, CT 06830.

The table above does not include the Ordinary Shares underlying the private warrants held by the Prior Sponsor or the New Sponsor because these securities are not exercisable within 60 days of the Record Date.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023 there were no delinquent filers.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our officers or directors have received any cash compensation for services rendered to us.

Pursuant to an administrative services agreement entered into with the Prior Sponsor on December 8, 2021, commencing on the date that our securities were first listed on NYSE (i.e., December 13, 2021) through the earlier of consummation of our initial business combination and our liquidation, the Prior Sponsor may charge the Company a total of $10,000 per month fee for office space, administrative and support services. For the three and nine months ended September 30, 2023 and for the year ended December 31, 2022, the Prior Sponsor has waived any payments under this agreement. As a result, we have not incurred or accrued for any expense related to this agreement. In addition, our Prior Sponsor and New Sponsor, officers and directors, or any of their respective affiliates were entitled to reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Prior Sponsor and New Sponsor, officers or directors, or our or any of their respective affiliates.

After the completion of our business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to our shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the Designees nor holders of more than 10% of any class of our Ordinary Shares, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any Designee, is based on representations from the New Sponsor), had a material interest, direct or indirect, during the fiscal year ended December 31, 2023, or the fiscal year ended December 31, 2022, in any transaction or proposed transaction which may materially affect the Company.

Related Party Transactions

On July 7, 2021, the Prior Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for issuance of 2,875,000 of the Company’s Class B Ordinary Shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture by the Prior Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares after the IPO. Simultaneously with the closing of the IPO, the underwriters exercised the over-allotment option in full. Accordingly, 375,000 Founder Shares are no longer subject to forfeiture.

On November 8, 2023, the Company entered into the Purchase Agreement with the Prior Sponsor and the Acquirer, pursuant to which, the Prior Sponsor agreed to the Transfer. In connection with the Transfer, the Acquirer was entitled, in its sole discretion, to replace any officers or directors to the Company and the Company agreed to take such actions necessary to effectuate the Management Change. On February 1, 2024, the parties consummated the Transfer.

The Prior Sponsor, the New Sponsor, and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share capitalization, share subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

The Company has agreed to pay the Prior Sponsor (and after the Director and Officer Handover Date, the New Sponsor) a total of $10,000 per month for office space, secretarial and administrative services provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2023 and for the year ended December 31, 2022, the Prior Sponsor has waived any payments under this agreement.

In March 2023, the Prior Sponsor issued an unsecured promissory note in the principal amount of $1.15 million to the Company (the “Extension Note”) in connection with the extension payment made by the Prior Sponsor to extend the Termination Date from March 13, 2023 to June 13, 2023. The Extension Note is non-interest bearing and payable on the earlier of the date the business combination is consummated or the liquidation of the Company.

In June 2023, the Prior Sponsor issued an additional unsecured promissory note in the principal amount of $960,000 to the Company (the “Second Extension Note”) in connection with the shareholder approval of the extension of the date by which the Company must consummate an initial business combination from June 13, 2023 for up to an additional six months to December 13, 2023. The Second Extension Note is non-interest bearing and payable on the earlier of the date the business combination is consummated or the liquidation of the Company.

On December 13, 2023, the Company issued a promissory note (the “Third Extension Note”) in the aggregate principal amount of up to $1,500,000 to Sriram Associates, LLC, a Delaware limited liability company (“Sriram”), pursuant to which Sriram agreed to loan the Company up to $1,500,000 in connection with the December Extension.

In addition, in order to finance transaction costs in connection with a Business Combination, the New Sponsor, an affiliate of the New Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The warrants would be identical to the Private Placement Warrants.

Related Party Policy

We have not adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED WELLNESS ACQUISITION CORP

February 1, 2024

	By:	/s/ Steven Schapera
Name: Steven Schapera
Title: Chief Executive Officer